Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38336

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nutrien 401(k) Retirement Plan

5296 Harvest Lake Drive

Loveland, CO 80538

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nutrien Ltd.

Suite 1700, 211 19th Street East

Saskatoon, Saskatchewan

S7K 5R6 Canada

Nutrien

401(k) Retirement Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2021 and 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

NUTRIEN

401(k) RETIREMENT PLAN

December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

Nutrien North American Pension Committee,

Plan Administrator and Management of the

Nutrien 401(k) Retirement Plan

Loveland, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Nutrien 401(k) Retirement Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Nutrien 401(k) Retirement Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Nutrien 401(k) Retirement Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

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Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Nutrien 401(k) Retirement Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Nutrien 401(k) Retirement Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Nutrien 401(k) Retirement Plan’s auditor since 2009.

/s/ Eide Bailly LLP

Denver, Colorado

June 22, 2022

NUTRIEN

401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

As at December 31

(US dollars)

	Note	2021	2020
Assets
Investments – Plan interest in Nutrien 401(k) Retirement Plan Master Trust, at fair value	5, 6	1,595,651,313	1,388,356,489

Receivables:
Employer contributions	5	4,908,896	4,229,428
Employee contributions	5	1,839,360	1,595,727
Notes receivable from participants	5	16,755,601	15,887,646

Total receivables		23,503,857	21,712,801

Net assets available for plan benefits		1,619,155,170	1,410,069,290

(See Notes to the Financial Statements)

NUTRIEN

401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

As at December 31

(US dollars)

	Note	2021
Additions
Investment income from Plan interest in Nutrien 401(k) Retirement Plan Master Trust	5
Net realized and unrealized appreciation in fair value of investments		200,100,940
Interest and dividends		3,727,703

		203,828,643

Contributions
Employer		69,944,607
Participant		65,644,116
Rollover		8,760,260

		144,348,983

Total additions		348,177,626

Deductions
Distributions paid to participants		140,403,172
Administrative expenses, net		1,373,174

Total deductions		141,776,346

Increase in net assets before plan transfers		206,401,280
Affiliated plan transfers and other, net	1	2,684,600

Increase in net assets		209,085,880
Net assets available for plan benefits beginning of year		1,410,069,290

Net assets available for plan benefits end of year		1,619,155,170

(See Notes to the Financial Statements)

NUTRIEN

401(k) RETIREMENT PLAN

Notes to the Financial Statements

December 31, 2021 and 2020

(US dollars)

1.	PLAN DESCRIPTION

The following description of the Nutrien 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan sponsor, Agrium U.S. Inc. (the “Company”) is a wholly-owned subsidiary of Nutrien Ltd. (“Nutrien”). The Plan is a defined contribution plan established for the benefit of eligible employees of Nutrien Ag Solutions, Inc. (“NAS”)), eligible employees of Agrium Inc. (“Agrium”), PCS Administration (USA), Inc. (“PCS”), PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan trustee is Fidelity Management Trust Company. The Plan is administered by a committee of three or more persons (the “Plan Committee”) appointed by Nutrien’s board of directors. The Plan Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

All of the Plan’s investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the Nutrien 401(k) Retirement Plan Master Trust (the “Master Trust”) a master trust established by an affiliate of the Company on behalf of the Company and administered by the Trustee.

Plan mergers

Effective in the first quarter of 2020 the Actagro, LLC 401(k) Profit Sharing Plan (“Actagro Plan”) merged into the Plan and the Actagro Plan ceased to exist. All participant account balances amounting to $8,277,546 in the Actagro Plan were transferred to the Plan.

Participant eligibility, plan entry, and contributions

Under the Plan, all full-time and part-time employees are immediately eligible to participate in the Plan and may do so as soon as practical upon date of hire or status change. All employees designated as seasonal or temporary require 12 months of employment for participation and may enter the Plan as soon as administratively feasible following completion of service eligibility.

Participants may contribute up to 75 percent of eligible compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (“IRC”), limitations. These contribution may be pre-tax contributions and/or ROTH after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions.

The Company matches 150 percent of the first 6 percent of eligible compensation that participants contribute for a maximum match of 9 percent of eligible compensation. Catch-up contributions are eligible for the Company match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

After the end of each plan year, the Company may make an additional “true-up” matching contribution to the participant account if the aggregate matching contribution allocation for the plan year is less than the amount the participant would otherwise have received as matching contributions had the participant contributed at least 6 percent of eligible compensation for each pay period throughout the plan year. The amount of the true-up contribution will be the difference between the amount of matching contributions allocated to the participant account during the plan year and the amount that would have been allocated for the plan year had the participant contributed at least 6 percent of eligible compensation throughout the year.

Vesting

Participants are immediately vested in their employee and employer contributions deposited after January 1, 2020 in their account balances.

Prior to January 1, 2020 all discretionary additional NAS company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting Percentage
Less than three	50%
Three or more	100%

Prior to January 1, 2020, NAS participants are 100 percent vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and may be used to reduce NAS company contributions or pay Plan administrative expenses. During 2021, there was $222,524 forfeitures applied to NAS Company contributions. The balance of forfeited non-vested accounts was $115,796 at December 31, 2021 (2020 – $308,095). Refer to the Plan document for vesting provisions related to acquired plan account balances.

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company matching contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship, or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1⁄2. Company contributions, if any, are subject to certain forfeiture provisions.

Upon termination of employment, a participant whose vested account balance is greater than $5,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1⁄2 or request a direct rollover. A participant with a vested account balance between $1,000 and $5,000 (including the value of the Participant’s Rollover Account) which has not elected to have such distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with Article 11, will automatically have the distribution directly rollover to the individual retirement account designated by the Committee. If the Participant’s vested account balance is $1,000 or less (including the value of the Participant’s Rollover Account), the Committee may direct that the amount be automatically distributed.

For all participant-driven distributions, any portion of a participant’s account that is invested in Nutrien common stock may be distributed in cash or in common shares of Nutrien, at the election of the participant.

Participants may make withdrawals, not to exceed their pre-tax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

Administrative expenses

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net depreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

Notes receivable from participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest based on the prevailing terms when the loan was made. Interest rate is established at the inception of the loan and is set at one percentage point higher than the prime lending rate as posted in Reuters as of the first business day of the calendar month in which the loan is made. The interest rate is fixed and does not change for the duration of the loan. Principal and interest are paid ratably through payroll deductions. A participant may generally have no more than one outstanding loan at any one time. As of December 31, 2021, participant loans have maturities through 2041 at interest rates ranging from 4.3 percent to 9.3 percent.

Investment options

Upon enrollment into the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

COVID-19

Due to the impact of the COVID-19 pandemic we have assessed our accounting estimates and other matters that require the use of forecasted financial information. The assessment included estimates of the unknown future impacts of the pandemic using information that is reasonably available at this time. Based on the current assessment, there was not a material impact on these consolidated financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Distributions

Distributions are recorded when paid. There were no amounts of distributions were requested but not yet paid at December 31, 2021. An insignificant amount of distributions amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2020.

Valuation of investments and income recognition

As of December 31, 2021 and 2020, the Plan’s investments, including the investment in the Master Trust, are reported at fair value. The fair value of the Master Trust has been determined based on the fair value of the underlying investments of the Master Trust. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

•

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following describes the valuation methods and assumptions used by the Plan to estimate the fair values of the investments held by the Plan. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Common Stock:

Nutrien common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trust:

As a practical expedient, the fair value of the trust is based on the NAV of units held by the Plan on the last business day of the year, as determined by the issuer of the trust based on the fair value of the underlying investments. This trust shares the common goal of growth and preservation of principal. It indirectly invests in a mix of US and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

Stable Value Fund — The Goldman Sachs Collective Trust (the “Collective Trust”) is stated at contract value, as the investment contracts in this fund is fully benefit-responsive. Contract value of the stable value funds is the value at which participants ordinarily transact and is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals. As a practical expedient, the fair value of participation units in the stable value fund is based upon the NAV of such fund as reported, in the audited financial statements of the stable value fund. NAV is determined to be contract value, the value at which participants ordinarily transact. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the common collective trusts, mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

3.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2015, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has since been amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan. Participants would become 100 percent vested in the employer contribution portion of their accounts.

5.	INTEREST IN MASTER TRUST

All of the Plan’s investments are held in the Master Trust, which was established for the investment of assets of the Plan and two other retirement plans sponsored by the Plan Sponsor. Each participating retirement plan has an interest in the Master Trust. Use of the Master Trust permits the commingling of Plan assets with the assets of the participating plans for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustees maintain supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The net assets and investments of the Master Trust at December 31, 2021 and 2020, are summarized as follows:

	2021		2020
	Master Trust	Plan’s Share	Master Trust	Plan’s Share
Investments, at fair value	1,970,106,531	1,595,651,313	1,718,782,912	1,388,356,489
Receivables:
Employer contributions	5,815,173	4,908,896	4,906,505	4,229,428
Employee contributions	2,369,288	1,839,360	2,106,847	1,595,727
Other receivables	245,297	-	9,673	-
Notes receivable from participants	22,151,974	16,755,601	21,459,870	15,887,646

Total	2,000,688,263	1,619,155,170	1,747,265,807	1,410,069,290

The net investment income of the Master Trust for the years ended December 31, 2021 and 2020, are summarized as follows:

	2021	2020
Net change in fair value of investments	256,392,921	220,211,051
Interest and dividends	5,497,042	5,698,186

Net investment income of Master Trust	261,889,963	225,909,237

Plan’s interest in Master Trust investment income	203,828,643	184,582,205

6.	INVESTMENTS

Fair value of Plan investments by hierarchy level

	Master Trust Investment Assets at Fair Value as at December 31, 2021
	Level 1	Level 2	Level 3	Total	Plan’s Share
Nutrien common stock	131,049,412	-	-	131,049,412	81,704,397
Short-term funds	275,668	-	-	275,668	239,253

Investment assets at fair value	131,325,080	-	-	131,325,080	81,943,650

Investment measured at NAV – Common Collective Trust [1]				1,763,342,339	1,451,643,908
Investment measured at NAV – Stable Value Fund [1]				75,439,112	62,063,755

Total				1,970,106,531	1,595,651,313

1

In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits.

	Master Trust Investment Assets at Fair Value as at December 31, 2020
	Level 1	Level 2	Level 3	Total	Plan’s Share
Nutrien common stock	93,702,227	-	-	93,702,227	55,945,593
Short-term funds	395,876	-	-	395,876	367,699

Investment assets at fair value	94,098,103	-	-	94,098,103	56,313,292

Investment measured at NAV – Common Collective Trust [1]				1,556,728,197	1,276,490,854
Investment measured at NAV – Stable Value Fund [1]				67,956,612	55,552,343

Total				1,718,782,912	1,388,356,489

1

In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits.

Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the years ended December 31, 2021 and 2020, there were no significant transfers in or out of levels 1, 2, or 3.

The classification of investment earnings reported in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

7.	STABLE VALUE FUND

The Goldman Sachs Stable Value Collective Trust Institutional Series Class 1 is a stable value fund (the “Fund”) that is a separate investment trust within the Collective Trust. The Fund is invested in stable value investment contracts and in fixed income instruments which underlie stable value contracts as well as in money market instruments. Investments underlying stable value contracts may be purchased directly or accessed via commingled vehicles and accounts that invest in such instruments. The objective of the Fund is to earn a high level of return that is consistent with providing the stability of principal and maintaining a stable value of one dollar per unit.

Certain events limit the ability of the Plan to transact at contract value with the Collective Trust issuer. Such events include the following: (a) a material amendment to the Collective Trust or Fund documents or administration that would have a material adverse effect on the provider; (b) amendments to a participating trust’s plan documents or plan administration that would have a material adverse impact on the provider; (c) additions of competing Investment options or changes to the participating trust’s competing investment options or equity wash provisions or restrictions; (d) complete or partial termination of a participating trust’s plan or merger of a plan with another plan or the participating trust ceases to be an eligible trust; (e) a redemption resulting from an event initiated or directed by a participating trust’s plan sponsor (“employer-initiated event”) such as the removal of a group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate or the bankruptcy or insolvency of the plan sponsor; (f) changes in law or regulation applicable to the Fund, the participating trust or plan or account or contract issuer; (g) the delivery of any communication to plan participants designed to influence a participant not to invest in the account; and (h) other events or circumstances provided for in the contract. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Stable value contracts also define certain termination events that permit the provider to terminate the contract at market value and the Fund will receive the market value of the covered assets as of the date of termination. Thus, if the market value of the covered assets is less than the contract value on the termination date, the contract does not require the issuer to pay any excess of contract value over market value. As a result, this type of termination will result in a market value adjustment, which could cause the Fund to be unable to maintain a stable NAV of one dollar per unit. Issuer termination events vary by contract and typically may include some or all of the following: (a) the Fund or the Collective Trust is fully or partially terminated or fails to be exempt from federal income taxation; (b) the Fund merges with another fund or entity; (c) a security is sold or subject to a lien other than as permitted under the contract; (d) the termination or replacement or “change in control” as defined in the contract of the Trustee or investment adviser without the issuer’s consent; (e) there is a material change in law, regulation, ruling, or accounting requirement applicable to the Fund or the contract issuer; (f) the bankruptcy of the Fund; (g) the amendment of the Declaration of Trust or change in the investment objectives or administration of the Fund without the issuer’s consent; (h) the level of “impaired securities” as defined in the contract exceeds an agreed upon amount of the Fund assets; and (i) other events or circumstances provided for in the contract. In addition, if the Fund defaults in its contractual obligations or representations under the contract (including non-compliance with investment guidelines) and such default is not cured within any applicable cure period, then the contract may be terminated by the issuer and the Fund will receive the market value as of the date of termination.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Collective Trust at contract value. The average crediting interest rate was 1.31 (2020- 1.56 percent) percent for the year ended December 31, 2021, which was based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2021 was 1.39 percent (2020- .66 percent). The participants in the Plan are able to redeem from the Collective Trust immediately. The Collective Trust has no redemption restrictions and there is no redemption notice period required for participants.

8.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common trust funds managed by the Trustee, as well as common shares of Nutrien. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services to the Trustee were included as a reduction of the return earned on each fund. Included in the statement of changes in net assets available for benefits are fees paid by the Plan for loan, recordkeeping and administrative expenses.

At December 31, 2021 and 2020, the Plan held 1,086,495 and 1,161,661 shares, respectively, of Nutrien common stock, with a fair value of $81,704,397 and $55,945,593, respectively. During the year ended December 31, 2021, the Plan recorded dividend income of $2,134,743.

9.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, a common collective trust, short term funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2021, there was a significant concentration of participant-directed investments in three target retirement collective investment trust funds (36 percent).

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2021 and 2020 to Form 5500:

	2021	2020
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	1,619,155,170	1,410,069,290
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	306,826	1,842,534

Net assets per the Form 5500	1,619,461,996	1,411,911,824

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	209,085,880
Net change in adjustment from contract value to fair value	(1,535,708)

Net income and transfers per the Form 5500	207,550,172

11.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 22, 2022, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2021.

NUTRIEN

401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As at December 31, 2021

Employer Identification Number: 91-1589568

Plan Number: 007

(US dollars)

(a)	(b) Identity of Issuer	(c) Description of Investments	(d) Cost**	(e) Current Value
	Shares of registered investment companies:
	State Street Global Advisors	State Street Target Retirement Income Non-Lending Series Fund Class P		56,415,874
	State Street Global Advisors	State Street Target Retirement 2020 Non-Lending Series Fund Class P		122,900,885
	State Street Global Advisors	State Street Target Retirement 2025 Non-Lending Series Fund Class P		203,758,245
	State Street Global Advisors	State Street Target Retirement 2030 Non-Lending Series Fund Class P		183,565,809
	State Street Global Advisors	State Street Target Retirement 2035 Non-Lending Series Fund Class P		184,838,841
	State Street Global Advisors	State Street Target Retirement 2040 Non-Lending Series Fund Class P		138,223,741
	State Street Global Advisors	State Street Target Retirement 2045 Non-Lending Series Fund Class P		114,111,719
	State Street Global Advisors	State Street Target Retirement 2050 Non-Lending Series Fund Class P		77,239,075
	State Street Global Advisors	State Street Target Retirement 2055 Non-Lending Series Fund Class P		55,040,479
	State Street Global Advisors	State Street Target Retirement 2060 Non-Lending Series Fund Class P		26,555,898
	State Street Global Advisors	State Street Target Retirement 2065 Non-Lending Series Fund Class P		5,743,442
	State Street Global Advisors	State Street Global Equity Index Non-Lending Series Fund Class C		15,146,058
	State Street Global Advisors	State Street Global Equity ex USA Index Non-Lending Series Fund Class C		14,917,882
	State Street Global Advisors	State Street Russel Small/Mid Cap Index Non-Lending Series Fund Class K		44,135,317
	State Street Global Advisors	State Street S&P 500 Index Non-Lending Series Fund Class K		133,028,338
	State Street Global Advisors	State Street U.S. Bond Index Non-Lending Series Fund Class M		12,775,505
	Global Trust Company	AQR U.S. Enhanced Equity Collective Investment Fund Class W		25,192,114
	Global Trust Company	Mawer International Equity Collective Investment Fund Class W		9,620,378
	SEI Trust Company	Aristotle Small/Mid Cap Equity CIT Class W		7,221,716
	Goldman Sachs	Goldman Sachs Stable Value Collective Trust Institutional Series Class 1		62,063,755
	PGIM Inc.	Prudential Core Plus Bond Fund Class 6		21,212,592
*	Fidelity Management Trust Company	Fidelity Government Money Market Fund		236,637
*	Nutrien Ltd. common stock	Common stock, 1,086,495 shares		81,704,397
*	Nutrien Stock Purchase Account	Money market	2,616	2,616

	Investments subtotal			1,595,651,313
*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.3 percent to 9.3 percent, secured by the related participant’s vested account balance, maturing through 2041.		16,755,601

	Total assets held at end of year			1,612,406,914

*	Identified party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nutrien 401(k) Retirement Plan (Name of Plan)

/s/ Roxane Schwaner
Date: June 22, 2022	Name: Roxane Schwaner Title: Director, US Pension and Benefits

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of Eide Bailly LLP